October 4, 2005

VIA EDGAR AND FACSIMILE

Mr. Steven Jacobs

Branch Chief

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4561

RE:

Inland Retail Real Estate Trust, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 15, 2005

File No. 000-30413

Dear Mr. Jacobs:

We are in receipt of your comment letter dated September 20, 2005 regarding the above-referenced filing.  Please find below our response to your comments.  For your convenience we have duplicated the text of each of your comments before our response.

Form 10-K for the year ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.	Include the information required by Item 303(a)(4) of Regulation S-K related to off-balance sheet arrangements.

We believe our disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the year ended December 31, 2004 was consistent with the requirements of Item 303(a)(4) of Regulation S-K because as of December 31, 2004, we did not have any off-balance sheet arrangements to disclose.  We will include a separate captioned section for off-balance sheet arrangements in our future filings to the extent such arrangements are material.

2.

We note your disclosure on page 86 which indicates that you believe that you can achieve an optimum balance between risk and return by leveraging your properties (at approximately 50% of value) through the use of debt, of which the majority of your debt is interest only debt with maturities to substantially occur within the next ten years.  In future filings, disclose within Management's Discussion and Analysis of Financial Condition and Results of Operations the potential risks and impact to future cash flows, capital resources, and liquidity should there be significant changes in interest rates or in the lending environment.  We refer you to FR-72

We will expand our disclosure in our future filings within our Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the potential risks and the impact to future cash flows, capital resources and liquidity should there be significant changes in interest rates or in the lending environment.

Mr. Steven Jacobs

Inland Retail Real Estate Trust, Inc. Response

October 4, 2005

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the fillings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, in addition to supplying our response to you directly via facsimile, the above comments and response has been filed on EDGAR.  We believe our response in this letter fully addresses your concerns as articulated in your letter of September 20, 2005.  Please feel free to contact me directly at 630-368-2204 if I can be of any further assistance.  Thank you.

Sincerely,

INLAND RETAIL REAL ESTATE TRUST, INC.

/s/ James W. Kleifges

James W. Kleifges

Vice President and Chief Financial Officer

Copy:

Barry L. Lazarus, Chief Executive Officer

Robert J. Walner, Sr. V.P. and General Counsel

David Kaufman, Duane Morris LLP

Jeff Gordon, KPMG